CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

DEXTERITY SURGICAL, INC.

The undersigned, Directors of Dexterity Surgical, Inc., a corporation existing under the laws of the State of Delaware, pursuant to Section 242 and pursuant to the Orders of the United States Bankruptcy Court for the Southern District of Texas in Case No. 04-35817, do hereby certify and declare as follows:

1.

The amendment to the Certificate of Incorporation of Dexterity Surgical, Inc. set forth below was approved unanimously by the Board of Directors of the Corporation effective as of August 23, 2006.

2.

Shareholder approval is not required by virtue of the Orders of the Bankruptcy Court Order, a copy of which is attached as Exhibit “A” and incorporated herewith as though fully set out and the Bankruptcy Court having the requisite authority and jurisdiction.

The provisions of the Articles numbered as 4 through 4.10, inclusive, are hereby deleted in their entirety, and are hereby amended to to read in their entirety as follows:

4.  The aggregate number of shares of capital stock that the Corporation will have authority to issue is one hundred million (100,000,000) common stock, having a par value of $.001 per share (the “Common Stock”).

Reverse Stock Split.   Effective as of July 27, 2006, (the “Effective Date”), each share of the Corporation=s common stock issued and outstanding immediately prior to the Effective Date (the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and changed (the “Reverse Common Stock Split”) into 500th of one share of common stock, a par value of $0.001 per share (the “Post-Split Common Stock”).  Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Pre-Split Common Stock (the “Pre-Split Certificates”, whether one or more) shall be entitled to receive upon surrender of such Pre-Split Certificates to the Corporation=s Secretary for cancellation, a certificate or certificates (the “Post-Split Certificates”, whether one or more) representing the number of whole shares of Post-Split Common Stock into which and for which the shares of Pre-Split Common Stock formerly represented by such Pre-Split Certificates so surrendered, are classified pursuant to the terms hereof.  From and after the Effective Date, Pre-Split Certificates shall represent only the right to receive Post-Split Certificates pursuant to the provisions hereof.  If more than one Pre-Split Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of Post-Split Common Stock for which the Post-Split Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Pre-Split Certificates so surrendered.  If any Post-Split Certificate is to be issued in a name other than that in which the Pre-Split Certificate surrendered for exchange are issued, the Pre-Split Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Pre-Split Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Corporation=s Secretary that such taxes are not payable.  From and after the Effective Date the amount of capital represented by the shares of Post-Split Common Stock into which and for which the shares of the Pre-Split Common Stock are reclassified pursuant to the terms hereof shall be the same as the amount of capital represented by the shares of Pre-Split Common Stock so reclassified, until thereafter reduced or increased in accordance with applicable law.

IN WITNESS WHEREOF, we have signed this Certificate of Amendment this 8th day of August, 2006.

DEXTERITY SURGICAL, INC.

/s/   Randall Boatright

Randall Boatright, Director and President